File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2005 AUG 22 P 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 July 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

[redacted]

05010579

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
AUG 23 2005
THOMSON
FINANCIAL

dlw 8/22

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2005\T - SEC - Results of AGM- 28Jul05.doc

Severn Trent Plc (the "Company")
Summary of the Annual General Meeting held on 26 July 2005 at the International Convention Centre, Birmingham

The Directors are pleased to announce that the shareholders of Severn Trent Plc passed all the resolutions that were proposed at this year's Annual General Meeting, as set out in the AGM Notice dated 23 June 2005.

The Meeting was attended by 193 shareholders.

All of the Resolutions were passed at the Meeting on a show of hands but, detailed below, are the proxy votes that were received from shareholders prior to the meeting. In total, 47.99% of the issued share capital was voted and the percentages shown below are rounded to two decimal places.

Resolutions 1 to 13 and 16 to 19 were passed as ordinary resolutions and resolutions 14 and 15 were passed as special resolutions.

Resolution 1 To receive the Report of the Directors and the audited accounts for the year ended 31 March 2005.

For:	Against:	Discretion	Vote Withheld
165,154,221 shares	171,925 shares	1,064,518 shares	431,121 shares
99.00%	0.10%	0.64%	0.26%

Resolution 2 To approve the remuneration report for the year ended 31 March 2005.

For:	Against:	Discretion	Vote Withheld
162,118,206shares	3,216,494 shares	1,100,191 shares	386,894 shares
97.18%	1.93%	0.66%	0.23%

Resolution 3 To declare a final dividend in respect of the year ended 31 March 2005 of 30.30 pence net for each ordinary share of 65 $^{5}/_{19}$ pence.

For:	Against:	Discretion	Vote Withheld
165,713,467 shares	30,777 shares	1,059,382 shares	18,159 shares
99.33%	0.02%	0.64%	0.01%

Resolution 4 To re-appoint Mr M J Bettington as a Director.

For:	Against:	Discretion	Vote Withheld
164,523,468 shares	1,027,029 shares	1,146,907 shares	124,381 shares
98.62%	0.62%	0.69%	0.07%

Resolution 5 To re-appoint Mrs R S Brydon Jannetta as a Director.

For:	Against:	Discretion	Vote Withheld
164,552,969 shares	1,000,044 shares	1,144,595 shares	124,177 shares
98.64%	0.60%	0.69%	0.07%

Resolution 6 To re-appoint Ms M L Cassoni as a Director.

For:	Against:	Discretion	Votes Withheld
164,356,519 shares	1,195,821 shares	1,138,880 shares	130,565 shares
98.52%	0.72%	0.68%	0.08%

Resolution 7 To re-appoint Sir John Egan as a Director.

For:	Against:	Discretion:	Votes Withheld:
165,177,353 shares	382,046 shares	1,134,539 shares	127,847 shares
99.01%	0.23%	0.68%	0.08%

Resolution 8 To re-appoint Mr M C Flower as a Director.

For:	Against:	Discretion:	Votes Withheld:
164,519,823 shares	495,519 shares	1,142,697 shares	663,746 shares
98.62%	0.30%	0.68%	0.40%

Resolution 9 To re-appoint Mr M R Wilson as a Director.

For:	Against:	Discretion:	Votes Withheld:
164,494,973 shares	1,046,511 shares	1,149,169 shares	131,132 shares
98.60%	0.63%	0.69%	0.08%

Resolution 10 To re-appoint Mr A P Wray as a Director.

For:	Against:	Discretion:	Votes Withheld:
164,486,283 shares	1,056,782 shares	1,149,041 shares	129,679 shares
98.60%	0.63%	0.69%	0.08%

Resolution 11 To appoint Deloitte & Touche LLP as auditors of the Company, and to authorise the Directors to determine their remuneration.

For:	Against:	Discretion:	Votes Withheld:
164,600,512 shares	1,060,185 shares	1,099,107 shares	61,981 shares
98.67%	0.63%	0.66%	0.04%

Resolution 12 To approve the Severn Trent Long Term Incentive Plan 2005.

For:	Against:	Discretion:	Votes Withheld:
162,742,670 shares	1,495,360 shares	1,156,337 shares	1,427,418 shares
97.56%	0.90%	0.69%	0.85%

Resolution 13 To authorise the Directors to allot relevant securities under s.80 of the Companies Act 1985 (as amended).

For:	Against:	Discretion	Vote Withheld:
163,567,671 shares	1,975,111 shares	1,131,170 shares	147,833 shares
98.05%	1.18%	0.68%	0.09%

Resolution 14 To disapply the pre-emption provisions of s.89 of the Companies Act 1985 (as amended).

For:	Against:	Discretion	Vote Withheld:
164,943,793shares	519,110 shares	1,155,964 shares	202,918 shares
98.88%	0.31%	0.69%	0.12%

Resolution 15 To authorise the Company to make market purchases of it ordinary shares.

For:	Against:	Discretion	Vote Withheld:
165,262,231 shares	275,457 shares	1,145,224 shares	138,873 shares
99.06%	0.17%	0.69%	0.08%

Resolution 16 To authorise the Company to make donations to EU political organisations and to incur EU political expenditure.

For:	Against:	Discretion:	Votes Withheld:
161,550,480 shares	3,798,212 shares	1,122,761 shares	350,332 shares
96.84%	2.28%	0.67%	0.21%

Resolution 17 To authorise the Company's subsidiary, Severn Trent Water Limited, to make donations to EU political organisations and to incur EU political expenditure.

For:	Against:	Discretion	Votes Withheld:
161,520,519 shares	3,828,783shares	1,123,160 shares	349,323 shares
96.82%	2.30%	0.67%	0.21%

Resolution 18 To authorise the Company's subsidiary Biffa Waste Services Limited, to make donations to EU political organisations and to incur EU political expenditure.

For:	Against:	Discretion	Votes Withheld:
161,523,401 shares	3,812,803 shares	1,129,714 shares	355,867 shares
96.82%	2.29%	0.68%	0.21%

Resolution 19 To authorise the Company's subsidiary, Biffa Treatment NV, to make donations to EU political organisations and to incur EU political expenditure.

For:	Against:	Discretion	Votes Withheld:
161,489,240 shares	3,830,310 shares	1,147,191 shares	355,044 shares
96.80%	2.30%	0.69%	0.21%

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

29 July 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copies of two Stock Exchange Announcements released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Severn Trent Plc Annual General Meeting 2005 – Resolutions

Two copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. no. (0)20 7066 1000).

www.severntrent.com

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* SEVERN TRENT PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (i) TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name of *person discharging managerial responsibilities/director* STEPHEN REILLY	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] PERSON NAMED ABOVE	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 65 5/19 PENCE
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them PERSON NAMED ABOVE	8	State the nature of the transaction DISPOSAL

9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed 5,229 SHARES	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) 0.0015%
13.	Price per *share* or value of transaction £9.829	14.	Date and place of transaction 26 JULY 2005, LONDON, UK
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 0	16.	Date issuer informed of transaction 28 JULY 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the option	20.	Description of *shares* or debentures involved (*class* and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of *shares* or debentures over which options held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries

Name and signature of duly authorised officer of *issuer* responsible for making notification

__________________P P Davies____________________________________

Date of notification 29 JULY 2005____________________________________